UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34888 / April 17, 2023

In the Matter of

AGTB FUND MANAGER, LLC
AG TWIN BROOK CAPITAL INCOME FUND
245 Park Avenue, 26th Floor
New York, NY 10167
(812-15329)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

AGTB Fund Manager, LLC and AG Twin Brook Capital Income Fund filed an application on
April 29, 2022 and amendments to the application on June 2, 2022, June 22, 2022, September 29,
2022, and March 14, 2023, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the
Act. The order permits certain closed-end management investment companies that have elected
to be regulated as business development companies to issue multiple classes of shares with
varying sales loads and asset-based service and/or distribution fees.

On March 20, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34861). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of AGTB Fund Manager, LLC and AG Twin Brook Capital Income
Fund (File No. 812-15329),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary